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Mark A. Quade Associate +1 312 609 7515 mquade@vedderprice.com
November 2, 2023

VIA EDGAR U.S. Securities and Exchange Commission Division of Investment Management 100 F Street N.E. Washington, DC 20549 Attn: John Kernan, Brian Szilagyi and Aaron Brodsky

Re:    Hotchkis and Wiley Funds (the “Registrant”)
Registration Statement on Form N-14
File No. 333-274907
To the Commission:
On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) on October 19, 2023 and October 26, 2023 with respect to the Registrant’s registration statement on Form N-14 filed on October 6, 2023 (the “Registration Statement”) relating to the issuance of shares in connection with the reorganization of the HW Opportunities MP Fund (the “Predecessor Fund”), a series of Series Portfolios Trust, into HW Opportunities MP Fund (the “Successor Fund”), a series of the Registrant. The Predecessor Fund and the Successor Fund are sometimes referred to herein as a “Fund” and together as the “Funds.”
Set forth below are the staff’s comments, as we understand them, and the Registrant’s responses. Any capitalized terms used but not defined herein have the same meanings assigned to them in the Registration Statement.
Pursuant to Rule 488 under the Securities Act of 1933, as amended, the Registration Statement was initially scheduled to become effective on November 5, 2023. On October 19, 2023, the Registrant filed a delaying amendment (File No.: 333-274907; SEC Accession No. 0000894189-23-007683) to delay the effective date of the Registration Statement. The Registrant intends to file a pre-effective amendment to the Registration Statement on or about November 2, 2023 in order to address the comments of the staff and update other information.
Accounting Comments
1.Comment:    With respect to the table found in the “Expense Example” portion of the “Summary of Key Information”, please clarify in the introductory statement the number of years in each Fund’s expense examples in which the Expense Cap has been applied when calculating the expense amounts.
Response:    The Registrant has revised the disclosure to state the following:
The Example below is intended to help you compare the cost of investing in shares of the Predecessor Fund with the cost of investing in shares of the Successor Fund after giving effect to the Reorganization. The expenses used in the Example for the Predecessor Fund are based on operating expenses of the Predecessor Fund for the 12-month period ended June 30, 2023. The expenses

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Securities and Exchange Commission
November 2, 2023

used in the Example for the Successor Fund are based on pro forma fees and expenses of the Successor Fund for the fiscal period from the consummation of the Reorganization through June 30, 2024. The Example assumes that you invest $10,000 in the Fund and then hold or redeem all of your shares at the end of each period. The Example also assumes that your investment has a 5% annual return and that operating expenses remain the same, taking into account the Predecessor Fund's Expense Cap for the first year only and the Successor Fund’s Expense Cap for the first and second year only. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
2.Comment:    With respect to the capitalization table within the “Other Matters” section, the staff notes that capitalization information is presented as of June 30, 2023. Please update the table to disclose each Fund’s capitalization information as of a date within the past 30 days, or alternatively provide a representation that there have been no material changes to the Funds’ balance sheets that should be reflected in the capitalization table.
Response:    The Registrant has disclosed the Funds’ capitalization information as of June 30, 2023 because that is the date of the Predecessor Fund’s most recent certified financial information, which in this case has also been audited by the Predecessor Fund’s independent registered public accounting firm. The Registrant represents, based on consultation with the officers of the Predecessor Fund with respect to the Predecessor Fund, that there have been no material changes to the information disclosed in the capitalization table except for changes resulting from the Predecessor Fund’s normal business operations. The Registrant has added disclosure to this effect.
3.Comment:    With respect to the capitalization table, please ensure the accuracy of the amounts disclosed, including any adjustments.
Response:     The Registrant has revised the June 30, 2023 capitalization table. The revised table is presented below:

	Net Assets	Net Asset Value Per Share	Shares Outstanding
Predecessor Fund	$46,061,299	$13.75	3,349,362
Adjustment	$0	$0	0
Pro Forma Successor Fund	$46,061,299	$13.75	3,349,362

4.Comment:    In the section of the SAI currently entitled “Pro Forma Financial Information” please retitle the section to “Supplemental Financial Information,” consistent with Rule 6-11(d) of Regulation S-X.
Response:    The Registrant has made the requested revision.
5.Comment:    In the same “Pro Forma Financial Information” section of the SAI, please consider explicitly stating that the Reorganization will not result in any material change in the accounting policies of the Predecessor Fund. The staff refers to Rule 6-11(d)(1)(iii) of Regulation S-X .
Response:    The Registrant has added the requested disclosure.

Securities and Exchange Commission
November 2, 2023

Disclosure Comments
6.Comment:    In the “Summary of Key Information” section regarding “What are the Reasons for the Proposed Reorganization?” please reframe the discussion of the Advisor’s representations to the Board of Trustees of the Predecessor Trust to instead discuss the Predecessor Fund Board’s considerations in determining to approve the Reorganization.
Response:    The Registrant has revised the disclosure to state the following:
The Predecessor Fund Board considered the Advisor’s representations that the Reorganization offers several potential benefits to the Predecessor Fund, including the Advisor’s belief that the Reorganization will enable the Advisor to continue to manage the Predecessor Fund by reducing the amount of expenses the Advisor is required to reimburse due to the estimated lower gross operating expenses the Successor Fund is expected to incur as a series of the Successor Trust. The Successor Fund’s total annual gross operating expenses are expected to be lower than that of the Predecessor Fund due to (i) the size and scale of the Successor Trust in which the eleven series of the Trust, including the Successor Fund, will share in Trust-level expenses, and (ii) differences in the Successor Trust’s fee arrangements with service providers. In addition, the Predecessor Fund Board considered the Advisor’s belief that there are a number of administrative and operational efficiencies for the Predecessor Fund by being part of the Successor Trust, including streamlined reporting, compliance, regulatory filings and other administrative tasks. The Predecessor Fund Board also considered the Advisor’s statement that the consolidation of these services into a single platform will promote a more efficient allocation of Advisor resources with respect to the Successor Fund, as it will no longer be on a separate platform from the remainder of other series of the Successor Trust. Based upon consideration of these benefits, as well as other information regarding the Reorganization, the Predecessor Fund Board and the Successor Trust’s Board of Trustees (the “Successor Fund Board”) approved the Reorganization.
7.Comment:    In the same sub-section entitled “What are the Reasons for the Proposed Reorganization?” please explain why the Successor Fund is estimated to have lower gross operating expenses after the Reorganization than the gross operating expenses of the Predecessor Fund prior to the Reorganization.
Response:    The Registrant has revised the disclosure to address the staff’s comment. See the disclosure excerpt provided in response to comment #6.
8.Comment:    In the “Summary of Key Information” section regarding “How do the Funds’ Investment Objectives and Principal Investment Strategies Compare?” and the section entitled “Comparison of Principal Risks of Investing in the Funds” please provide a narrative discussion of the differences between the principal investment strategies and principal risks, respectively, of the Predecessor Fund and the Successor Fund.
Response:    The Registrant has added the following disclosures to the sections indicated:
Principal Investment Strategies: “The Successor Fund’s principal investment strategy includes investments in convertible securities, currency contracts (such as spot, forward and futures) to hedge foreign currency exposure, and futures, options, swaps and other derivatives,

Securities and Exchange Commission
November 2, 2023

while the Predecessor Fund's principal investment strategy does not include these types of investments.”
    Comparison of Principal Risks of Investing in the Funds: “The Predecessor Fund has disclosed additional market risks specifically applicable to the COVID-19 pandemic, and the Successor Fund has disclosed additional risks regarding investments in the financial sector, ESG risk, derivatives risk, income risk and portfolio turnover rate risk.”
9.Comment:    With respect to the Funds’ comparative fee and expense table found within the “How do the Funds’ Fees and Expenses Compare?” section of “Summary of Key Information,” please supplementally explain whether footnote 1 to the table is intended to disclose conflicts of interest of the Advisor or serve another purpose.
Response:    Footnote 1 is not intended to disclose a specific conflict of interest of the Advisor. Footnote 1 is intended to disclose why the Advisor does not charge the Fund a management fee in exchange for the services provided to the Fund pursuant to the Investment Advisory Agreement between the Advisor and the Trust, on behalf of the Fund. The Advisor is compensated by the separately managed account sponsor, as the Fund represents a portion of the assets in the separately managed account.
10.Comment:    In the “Comparison of Fundamental and Non-Fundamental Investment Restrictions” section of “Additional Information About the Funds” the staff notes that the Predecessor Fund has a fundamental investment policy generally prohibiting the Fund from concentrating its investments in a particular industry. If the Successor Fund may concentrate its investments in a particular industry, please disclose that fact.
Response:    The Registrant has added disclosure that the Successor Fund is permitted to concentrate its investments in a particular industry, although it has no current intention to do so.
11.Comment:    The staff notes that certain agreements filed as exhibits to the Registration Statement have been filed as “forms of” the agreement. Please confirm that the actual agreements will be filed.
Response:    For the information of the staff, agreements that were not executed as of the date the Registration Statement was filed were filed as “forms of” the agreement. The Registrant will include an undertaking in a pre-effective amendment to the Registration Statement to file the final agreements in a post-effective amendment to the Registration Statement within a reasonable amount of time after the closing of the Reorganization.
12.Comment:    Please include a table of contents following the cover page of the SAI.
Response:    The Registrant has added a table of contents to the SAI.
13.Comment:    In the section of the SAI entitled “Description of the Fund, Its Investments and Risks—Derivative Instruments—Risks of Potential Government Regulation of Derivatives” consider if disclosures related to the Dodd-Frank Wall Street Reform and Consumer Protection Act should be updated to reflect any recent developments.
Response:    The Registrant has considered the staff’s comment and has not revised disclosure in response thereto.

Securities and Exchange Commission
November 2, 2023

14.Comment:    In the section of the SAI entitled “The Fund’s Principal Underwriter and Distributor” please disclose information regarding any underwriting commissions and other compensation and payments made by the Funds to the distributor, consistent with Item 25 of Form N-1A as referenced by Form N-14.
Response:    The Registrant has revised the disclosure to include the following:
Pursuant to the Distribution Agreement, compensation owed to Quasar for services provided are paid from the Fund’s Rule 12b-1 fees, or if the Fund does not have a Rule 12b-1 plan or if Rule 12b-1 fees are insufficient compensation owed to Quasar is paid by the Advisor. The Fund does not have a Rule 12b-1 plan and therefore Quasar’s fees are paid by the Advisor. Similarly, the Advisor pays Quasar’s fees with respect to the Predecessor Fund.
15.Comment:    In Part C, please file an opinion and consent of counsel as to the legality of the securities being registered, pursuant to Item 16(11) of Form N-14.
Response:    The Registrant notes that an executed opinion and consent of counsel as to the legality of the securities being registered was filed as an exhibit to the Registration Statement under Item 16 of Part C. Item 16(11) of Part C in the pre-effective amendment to the Registration Statement will incorporate the executed opinion and consent of counsel by reference to Item 16(12) of the Registration Statement.

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Please contact the undersigned at (312) 609-7515, or Joseph M. Mannon at (312) 609-7883, if you have any questions regarding the Registrant’s responses.

Regards, /s/ Mark A. Quade Mark A. Quade
cc:    Anna Marie Lopez, Hotchkis and Wiley Funds
Joseph M. Mannon, Vedder Price P.C.